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                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                 (Amendment No. __)*


                                 WVS FINANCIAL CORP.
________________________________________________________________________________
                                   (Name of Issuer)


                        COMMON STOCK, $.01 PAR VALUE PER SHARE
________________________________________________________________________________
                            (Title of Class of Securities)


                                     929358 10 9
________________________________________________________________________________
                                    (CUSIP Number)



                                  Robert C. Sinewe
                                 WVS Financial Corp.
                                 9001 Perry Highway
                           Pittsburgh, Pennsylvania  15237
                                   (412) 364-1911
________________________________________________________________________________
        (Name, Address, Telephone Number of Persons Authorized to Receive
                             Notices and Communications)

                                  February 18, 1997
________________________________________________________________________________
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  Page 1 of 6 Pages

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__________________________________          ____________________________________
CUSIP No.  929358 10 9               13D   Page 2 of 6 Pages
__________________________________          ____________________________________

________________________________________________________________________________
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Robert C. Sinewe
________________________________________________________________________________
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
________________________________________________________________________________
3     SEC USE ONLY
________________________________________________________________________________
4     SOURCE OF FUNDS*

      OO
________________________________________________________________________________
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO [ ] ITEMS 2(d) OR 2(e)
________________________________________________________________________________
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
________________________________________________________________________________
 NUMBER OF SHARES    7     SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING          88,308
   PERSON WITH     _____________________________________________________________
                     8     SHARED VOTING POWER

                           0
                   _____________________________________________________________
                     9     SOLE DISPOSITIVE POWER

                           88,308
                   _____________________________________________________________
                     10    SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      88,308
________________________________________________________________________________
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
________________________________________________________________________________
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.02%
________________________________________________________________________________
14    TYPE OF REPORTING PERSON*

      IN
________________________________________________________________________________


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__________________________________          ____________________________________
CUSIP No.  929358 10 9               13D   Page 3 of 6 Pages
__________________________________          ____________________________________

Item 1.  Security and Issuer

    The securities as to which this Schedule 13D ("Schedule") relates are the shares of common stock, $.01 par value per share ("Common Stock"), of WVS Financial Corp. (the "Issuer"). The address of the Issuer's principal executive office is 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

Item 2.  Identity and Background

         (a)  Robert C. Sinewe ("Reporting Person").

         (b) The Reporting Person's business address is the Issuer's principal executive office, 9001 Perry Highway, Pittsburgh, Pennsylvania 15237.

         (c) The Reporting Person is a director and the President and Chief Executive Officer of the Issuer.

         (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

         (f)  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person was allocated 731 shares of Common Stock pursuant to the Company's Employee Stock Ownership Plan ("ESOP") on February 18, 1997 in
connection with the 1996 plan year allocation to employees under the ESOP.   The
shares were previously held in the ESOP and unallocated to employees. The Reporting Person did not invest any funds in connection with the allocation.
The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

Item 4.  Purpose of Transaction

         The Reporting Person is presently a director and the President and Chief Executive Officer of the Issuer. The Reporting Person intends to continue to participate in the management and operations of the Issuer. The Reporting Person believes that the


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CUSIP No.  929358 10 9               13D   Page 4 of 6 Pages
__________________________________          ____________________________________



shares of Common Stock are an attractive investment and acquired the shares of Common Stock for investment purposes and not for the purpose of influencing the management of the Issuer or exercising control. The Reporting Person does not intend to obtain control of the Issuer.

         The Reporting Person has been informed that in order to acquire 10% or more of the Issuer's shares of Common Stock certain governmental approvals may be required. The Reporting Person does not currently intend to acquire or offer to acquire 10% or more of the Issuer's shares of Common Stock which would require him to apply for such approvals. However, any determination to purchase additional shares of Common Stock will depend upon a number of factors, including market prices, the Issuer's prospects and alternative investments. Similarly, the Reporting Person may determine to sell all or a portion of his shares of Common Stock at any time.

         The Reporting Person currently has no plans or proposals (excluding action which may be taken or proposed to be taken by the Board of Directors of which the Reporting Person is a member) which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

         (a)  Robert C. Sinewe (the "Reporting Person") beneficially owns
88,308 shares of common stock, par value $.01 per share ("Common Stock"), of WVS Financial Corp. (the "Issuer"), which represents approximately 5.02% of the outstanding shares of Common Stock. As of February 10, 1997, 1,737,250 shares of Common Stock were outstanding, not including outstanding options to purchase Common Stock. The exercisable stock options are deemed to be outstanding for the purpose of computing the percentage of shares of Common Stock owned by the Reporting Person.


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CUSIP No.  929358 10 9               13D   Page 5 of 6 Pages
__________________________________          ____________________________________


         (b) The Reporting Person has sole voting and dispositive power with respect to 88,308 shares of Common Stock as follows: 21,440 shares which may be acquired upon the exercise of stock options which are currently exercisable; 2,068 shares allocated to Mr. Sinewe's account in the ESOP; 24,000 shares held in Mr. Sinewe's account in the Company's Profit Sharing Plan; 5,000 shares of restricted stock held for Mr. Sinewe's account in the Company's Recognition and Retention Plan; 4,000 shares held in Mr. Sinewe's Individual Retirement Account ("IRA"); and 31,800 shares held directly by Mr. Sinewe. Mr. Sinewe may direct the trustee of each of the ESOP, the Profit Sharing Plan and the Recognition Plan as to the voting and disposition of the shares held in such plans.

         (c) The Reporting Person was allocated 731 shares of Common Stock pursuant to the Company's Employee Stock Ownership Plan ("ESOP") on February 18, 1997 in connection with the 1996 plan year allocation to employees under the
ESOP.   The shares were previously held in the ESOP and unallocated to employees. The Reporting Person did not invest any funds in connection with the allocation. The Reporting Person had no other transactions in the Issuer's securities during the last 60 days.

         (d)  Not Applicable.

         (e)  Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, other than agreements evidencing outstanding stock options and restricted stock grants. The Reporting Person is a director of the Issuer and has in the past and intends in the future to exercise his vote and to serve the Issuer as a director in an independent manner, and to vote his shares of Common Stock individually and not pursuant to any understanding, arrangement or agreement with any other persons.

Item 7.  Material to be Filed as Exhibits

    Not applicable.


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CUSIP No.  929358 10 9               13D   Page 6 of 6 Pages
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                                  Signatures


    After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement on Schedule 13D is true, complete and correct.






                                                  /s/Robert C. Sinewe
                                                  ____________________________
                                                  Robert C. Sinewe




                                                  Date:  February 24, 1997